Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES CONVERSION OF ALL REMAINING
DEBENTURES

Strong balance sheet positions company for next phase of growth

Toronto, Ontario – November 24th, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced today that it has received notice from all remaining corporate debenture holders of their intention to exercise the conversion to share option.

This process includes the conversion of $210,000 of 10 percent Series L Convertible Debentures maturing March 31, 2013 ("Series L") and $535,000 of 10 percent Series N Convertible Debentures maturing December 12, 2011 ("Series N"), into an aggregate 7,450,000 common shares of the Company. As a result of these conversions, the Company has retired all of the original principal amounts of the Series L and the Series N Convertible Debentures. This will result in the removal of all remaining, non-operational debt from the corporation.

"This is a significant milestone in the evolution of the new Northcore," said Amit Monga, CEO of Northcore Technologies. "One of my oft stated critical objectives was to ensure that we ended the 2011 calendar year with a dramatically improved balance sheet. There is no doubt that this conversion represents a major contribution towards this goal. We deeply appreciate this vote of confidence from the note holders and will continue to focus on the execution of our strategic plan to the benefit of all stakeholders."

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

Northcore Announces Conversion of Debt……..

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com